January 13, 2005

Michael Pressman

Securities and Exchange Commission

Office of Mergers and Acquisitions

Mail Stop 4-9

450 Fifth Street, N.W.

Washington, DC 20549-0303

RE:	iStar Financial Inc.
Form S-4 filed December 10, 2004
File No. 333-121174

Dear Mr. Pressman:

On behalf of our client, iStar Financial Inc., set forth below are our responses to the comments of the staff of the Office of Mergers and Acquisitions of the Securities and Exchange Commission, received by letter dated January 10, 2005, with respect to the Registration Statement on Form S-4 (Registration No. 333-121174) filed by iStar on December 10, 2004.  A copy of pre-effective Amendment No. 1 to the Registration Statement is enclosed with this letter.  The responses to the Staff’s comments are set out in the order in which the comments were set out in the Staff’s January 10 letter and are numbered accordingly.  For ease of reference, we repeat each of the Staff’s comments below.

General

1.                                       Currently, your document does not disclose the expiration dates of the consent solicitation and exchange offers.  As a result, please advise us how much time will remain in the offers following the consent payment deadline.  We may have further comment upon review of your response.

iStar will hold the consent solicitation and exchange offer open for 20 business days after commencement of the consent solicitation and exchange offer.  iStar proposes to set a consent payment deadline of 10 business days after the commencement of the exchange offer.  As a result, the consent solicitation and exchange offer will remain open for 10 business days following the consent payment deadline.

2.                                       Please advise us how long you intend to keep the consent period open initially.

iStar intends to keep the consent period open for 10 business days after the commencement of the exchange offer

3.                                       Supplementally inform us whether the TriNet notes trade based on a spread over U.S. Treasuries and whether the notes are liquid (based on value and number of market makers).

iStar understands, based upon discussions with Bear, Stearns & Co., the dealer manager of the exchange offer and consent solicitation, that the TriNet notes trade based on a spread over U.S. Treasuries.  The TriNet notes are rated in the highest non-investment grade category by two rating agencies, as well as in the investment grade category by a third rating agency.  iStar understands that such bonds generally trade on a fixed spread basis over U.S. Treasuries.  iStar further understands that trades of TriNet notes are infrequent and that there are no regular market makers for the TriNet notes.  Any trades are specifically negotiated.  iStar is not aware of any public record of trading activity on TriNet notes.

4.                                       Where appropriate, provide disclosure clarifying that you may not irrevocably execute the consents prior to the expiration date.  If the offer is terminated without acceptance of the securities, holders must be returned to their original position.  See Rule 14(e)-1(c).

In response to the Staff’s comment, the disclosure on the prospectus cover page, as well as pages 4, 10, 24, 28 and 30, has been revised to clarify that, although iStar intends to execute the supplemental indenture promptly following receipt of the requisite consents, the proposed amendments to the indenture do not become operative at that time.  The execution of the supplemental indenture remains revocable in that, if iStar terminates the offer without acceptance of tendered notes, all tendered notes will be returned to the tendering holders, the supplemental indenture, although previously executed, will be terminated, and the proposed amendments to the indenture will not become operative.

Prospectus Cover page

5.                                       Please note that the expiration date of the offering is not Rule 430A information.  Prior to effectiveness, fill in the blank date or specifically state on the cover page and elsewhere that the offers will terminate a certain number of days (e.g. 30 days) after effectiveness of the registration statement.  In addition, confirm on a supplemental basis that the offers will be open for a full twenty business days.

iStar proposes that, when the Staff has completed its limited review of the registration statement, iStar will file a final, pre-effective amendment filling in all of the blank dates, together with a request for acceleration of effectiveness of the registration statement.  We supplementally confirm that the exchange offer and consent solicitation will remain open for a full twenty business days.

Forward-Looking Statements, page ii

6.                                       Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995.  See
Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.see.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  We note your reference to “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934” in your press releases dated February 22 and March 5, 2002.  Please do not refer to the safe harbor provisions in any future press releases or other communications relating to the exchange offer.

In response to the Staff’s comment, we have removed the safe harbor protection language on page ii.

7.                                       Delete the statement that you assume no obligation to update forward-looking information.  In the alternative, explain how this position is consonant with your disclosure obligations.

In response to the Staff’s comment, we have removed the language regarding iStar’s obligation to update forward-looking information on page ii.

Risk Factors, page 12

8.                                       Include a prominent risk factor discussing the potentially taxable nature of the exchange.

In response to the Staff’s comment, we have added a risk factor regarding the potentially taxable nature of the exchange on page 14 of the prospectus.

The Exchange Offer and Consent Solicitation, page 22

Purpose of This Exchange Offer and Consent Solicitation, page 22

9.                                       Quantify the cost and time savings represented by the cessation of TriNet’s reporting obligations.

iStar anticipates realizing cost savings from both the cessation of TriNet’s reporting obligations and maintaining its separate existence.  iStar estimates that the annual cost for 2005 and each year thereafter of maintaining TriNet as a separate, reporting entity is approximately $538,360.  This amount includes (1) the incremental costs of TriNet’s independent auditors to audit TriNet’s annual financial statements and to review its quarterly financial statements, (2) the estimated costs of TriNet’s independent auditors to audit TriNet’s internal controls pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, (3) the costs of maintaining company surveillance by three ratings agencies, (4) the costs of preparing separate tax returns for TriNet, and (5) miscellaneous costs, including external legal fees and printing costs.  iStar estimates that the annual time savings that would be realized from the cessation of TriNet’s reporting obligations would be approximately 780 hours of company personnel time.  We provide these estimates for the supplemental information of the Staff.  iStar would prefer not to include a specific cost and time estimates in the prospectus.  If we were to include specific estimates, we would want to include cautionary language that the estimates could prove to be materially greater than current estimates, particularly in light of the fact that TriNet has never before undergone an external audit of its internal controls for purposes of Sarbanes-Oxley.  We do not believe that such disclosure would be material or meaningful to holders of TriNet notes.

Terms of this Exchange Offer and Consent Solicitation, page 22

10.                                 We note that consenting to the proposed amendments to the indenture, including the deletion of various indenture covenants, is a condition to tendering in the offers.  Please confirm, if true, that following the offer, the changes in the covenants should not have a material impact on the trading value of the remaining notes not tendered in the offers.

iStar does not believe that it can confirm that the proposed amendments to the covenants would not have a material impact on the trading value of the remaining notes not tendered in the offer.  It is possible that the proposed amendments will have a material impact on the trading value of the remaining notes.  We have added language to the risk factor on page 13 entitled “Consequences of Failure to Exchange” advising holders that such an impact is possible.

11.                                 Please disclose that a change in the consent payments would require that you extend the offering periods so that ten business days remain in the offers.  See Rule 14e-1(b).

In response to the Staff’s comment, we have added the requested disclosure to page 23.

12.                                 Refer to your statement that you will extend the exchange and consent deadline “to the extent required by law” upon the occurrence of a material change.  Please revise to explain the amount of time by which you may be required to extend the consent period.  In addition, describe the process by which you will notify security holders of any extensions.  See Rule 14e-l(d).

In response to the Staff’s comment, we have added the requested disclosure to page 24.

13.                                 Supplementally advise how you intend to inform security holder when you receive sufficient consents to revise the terms of the indenture and how long the offer will remain open after you make such an announcement.

iStar proposes to issue a press release on the business day following the execution of the supplemental indenture.  iStar expects to execute the supplemental indenture on the consent date, to the extent that iStar has received the requisite consents to the proposed amendments by the consent date.  Disclosure to this effect appears on the cover page of the prospectus.  The exchange offer and consent solicitation will remain open for 10 business days after the consent date.  While we expect that holders who intend to consent to the proposed amendments will do so on or before the consent date in order to receive the additional consent payment, it is possible that the requisite consents will not be obtained, and the supplemental indenture will not be executed, until after the consent date.  Under those circumstances, iStar would still issue a press release on the business day after executing the supplemental indenture.  The remaining time left in the offer would vary depending upon when the requisite consents were obtained.

14.                                 In addition, it is our view that, depending on the changes made, you may be required to file a post-effective amendment to the registration statement.

We note the Staff’s comment and will consider the possible need to file a post-effective amendment to the registration statement if changes are made to the offer.

15.                                 We note your statement that you expect to “enter into a supplemental indenture giving effect to the proposed amendments on the consent date, and thereafter you will not be permitted to withdraw the TriNet Notes you tender.” It is unclear whether the notes you are referring to are notes tendered prior to or after the supplemental indenture is executed.  If you are referring to notes tendered after you enter in the supplemental indenture, please reconcile this disclosure with your disclosure on the top of page 31 that “if you tender your TriNet Notes after the consent date, you may validly withdraw TriNets Notes that you tender any time prior to 12:00 midnight, New York City time on the expiration date.” If you are referring to notes tendered prior to the consent date, then, here and elsewhere as appropriate, revise to clarify that these note holders will not be able to withdraw their tenders during the period between the consent payment deadline and the expiration date though the company will retain the right to amend the offer (including waiving a material condition) after the consent date.

In response to the Staff’s comment, we propose to clarify that we were referring to notes tendered prior to the execution of the supplemental indenture.  We have clarified the disclosure on the cover page and pages 4, 24 and 32 of the prospectus and pages 1, 7 and 11 of the consent and letter of transmittal, to make clear that that noteholders that tender their notes on or before the consent date will not be able to withdraw them after the consent date and that the Company has the ability to amend the offer (including waiving a material condition) after the consent date.

Conditions to the Completion of the Exchange Offers, page 25

16.                                 You state in the second paragraph that you may terminate or amend the offers if any of the various conditions occur “prior to acceptance of the TriNet Notes.” All conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.  As you know, the date of acceptance is not the same as the expiration date.  Please revise this and any similar disclosure accordingly.  For example, make corresponding changes in the first sentence of the second full paragraph on page 26 and in instruction 9 of the letter of transmittal.

In response to the Staff’s comment, we have revised the language on page 27 and in instruction 9 of the letter of transmittal to clarify that termination or amendment must occur prior to expiration of the offer.

17.                                 We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  In this regard, revise the subpart (e) to exclude actions or omissions to act by the company as a reason for the assertion of a condition.

In response to the Staff’s comment, we have revised subpart (e) on page 28 to exclude actions or omissions that are directly or indirectly within iStar’s control as a reason for the assertion of the condition.

18.                                 See comment 16 above.  You state in the last paragraph that you may assert or waive any of the conditions to the offers “at any time,” which suggests that conditions to the offer may be raised or asserted after expiration of the offer.  Please revise to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offers.

In response to the Staff’s comment, we have removed the term “at any time” and replaced it with “at any time prior to the expiration of the offer” on page 28.

19.                                 We note your statement that the failure to exercise a right will not be deemed a waiver of that right.  This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer.  Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s).  As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials.  Please confirm to us supplementally the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

In response to the Staff’s comment, we supplementally confirm that the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Expiration Date; Extension; Termination, page 26

20.                                 Clarify how you will announce an extension of the offer.  See Rule 14e-l(d).

In response to the Staff’s comment, we note that the requested disclosure appears in the fourth paragraph under the section entitled “Expiration Date; Extension; Termination,” stating that the Company will issue a press release in order to announce the extension of the offer.

21.                                 We note the second and fourth bullet points on page 27 reserving, respectively, the right to terminate the offer and the ability to refuse to accept tendered notes.  By reserving the absolute right to reject all tendered notes without setting out any objective criteria by which you will make this decision, the offer appears to be illusory.  Please advise or revise your document so note holders can objectively verify the bases upon which you may terminate the offers.

In response to the Staff’s comments, we have revised the disclosure on page 29 to provide that iStar may terminate the offer only if there is a failure of one or more of the specified conditions to the offer.

Certain U.S. Federal Income Tax Consequences, page 67

22.                                 Rather than refer to “certain” tax consequences in your heading and the disclosure that follows, please refer to “material” tax consequences.

In response to the Staff’s comment, we have revised the heading to refer to “material,” rather than “certain,” tax consequences on page 69 and in all instances where the language is contained in cross-references to the section.

23.                                 We note your exhibit 8.1 does not address the tax consequences of the exchange.  Please file an opinion addressing the consequences discussed in this section.  If you intend to file a short-form tax opinion as an exhibit, please take into consideration the following guidelines on the filing of short-form tax opinions:

•                     In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel’s opinion.  Delete all references to the discussion being a summary or general discussion.

•                     Clearly identify upon what counsel is opining.  For example, is counsel opining upon the issue price of the new notes, whether the new notes will be treated as original issue discount or contingent payment debt and whether there will be deemed exchange of the old notes if the indentures are amended?

•                     In the short-form opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth that section of the document.  Counsel must also consent to being named in the tax discussion section and the legal matters section.  Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement.  Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

We have revised exhibit 8.1 and the section of the prospectus to address the Staff’s comments.

24.                                 We note several statements that particular tax matters are not free from doubt.  If counsel cannot give an unqualified opinion, please explain why.  Describe the degree of uncertainty and discuss the alternative consequences.  Furthermore, provide risk factor and/or other appropriate disclosure setting forth the risks to security holders.

In response to the Staff’s comment, we have clarified on page 70, that the reason for uncertainty regarding taxation of late consenting holders is due to a lack of guidance on the treatment of an exchange of securities for federal income tax purposes under the Internal Revenue Code of 1986, as amended.  We believe that it should qualify for treatment as a recapitalization and have clarified that point.  In addition, we have added disclosure to page 72 to explain that the tax treatment of the consent amount is unclear due to lack of authority on point.  We believe that the existing disclosure in each instance adequately describes the alternative consequences.  As requested in comment 8, we have added a risk factor regarding the potentially taxable nature of the exchange.

Closing Information

iStar has authorized us to acknowledge to the Staff on iStar’s behalf that:

•                     iStar is responsible for the adequacy and accuracy of the disclosure in the registration statement;

•                     Staff comments or changes to disclosure in response to Staff comments in the registration statement do not foreclose the Commission from taking any action with respect to the registration statement; and

•                     iStar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its attention to the iStar registration statement.  We respectfully request that additional comments, if any, in connection with the registration statement be directed to the undersigned at Clifford Chance US LLP, 31 West 52nd Street, New York, New York 10019 (fax:  (212) 878-8375).

Very truly yours,

/s/ Kathleen L. Werner

Kathleen L. Werner

Enclosure

cc:	Catherine D. Rice, iStar Financial Inc.
Andrew C. Richardson, iStar Financial Inc.